UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-N

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

BY FOREIGN BANKS AND FOREIGN INSURANCE

COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES

AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS

OF SECURITIES IN THE UNITED STATES

A.	Name of issuer or person filing (“Filer”):	Deutsche Bank Aktiengesellschaft

B.	This is (select one):

	☐	an original filing for the Filer

	☒	an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed

	Name of registrant:	Deutsche Bank Aktiengesellschaft

	Form type:	F-3

	File Number (if known):	333-184193

	Filed by:	Deutsche Bank Aktiengesellschaft

	Date Filed (if filed concurrently, so indicate):	September 28, 2012, amended by Post-Effective Amendment No. 2 filed on November 6, 2014 (concurrently herewith).

D.	The Filer is incorporated or organized under the laws of Germany and has its principal place of business at Taunusanlage 12, 60325 Frankfurt am Main, Germany (telephone: +49-69-910-00).

E.	The Filer designates and appoints Deutsche Bank Americas Holding Corp., c/o Office of the Secretary (“Agent”) located at 60 Wall Street, New York, New York 10005 (telephone: 212-250-5591) as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

	(a)	any investigation or administrative proceeding conducted by the Commission, and

	(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Post-Effective Amendment No. 2 to Form F-3 filed on November 6, 2014 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof has been made.

F.	Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G.	Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the

City of: New York	Country of: United States
and
City of: Frankfurt am Main	Country of: Germany

this 6th day of November 2014 A.D.

Filer: Deutsche Bank Aktiengesellschaft

By:
/s/ JOSEPH C. KOPEC
Name: Joseph C. Kopec
Title: Attorney-in-fact
By:
/s/ JONATHAN BLAKE
Name: Jonathan Blake
Title: Attorney-in-fact

This statement has been signed by the following persons in the capacities on the dates indicated.

Agent: Deutsche Bank Americas Holding Corp.

By:
/s/ PETER STURZINGER
	Name:	Peter Sturzinger
	Title:	Director & Secretary
	Date:	November 6, 2014
By:
/s/ SANDRA L. WEST Name: Sandra L. West

Title: Vice President & Asst. Secretary
Date: November 6, 2014

2